

March 14, 2013

Via E-mail
Robert Bzdick
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 Main Street East, Suite 1525
Rochester, NY 14614

> **Re: Document Security Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 13, 2013**
> **File No. 333-185134**

Dear Mr. Bzdick:

We have reviewed your response letter dated February 13, 2013, and your amended registration statement, and have the following comments. Unless otherwise noted, references to prior comments refer to our comment letter dated February 8, 2013.

General

1.   We note your disclosure on the cover page and throughout your prospectus indicating that Lexington shareholders are expected to own 56% of the outstanding common stock of the combined company on a fully diluted basis. Please tell us how you calculated this percentage. Similarly, in your response letter, please clarify how you determined that Lexington shareholders are expected to own 51% of the outstanding common stock of the combined company on a fully diluted basis if the 7,100,000 escrow shares are terminated, as disclosed on pages 30 and 175.

2.   Please revise your Questions and Answers and Summary sections, and other sections of your prospectus as appropriate, to clarify that Lexington shareholders will have voting rights for the 7,100,000 shares of common stock held in escrow for one year after the closing of the merger even though those shares may be terminated if the conditions for release of the escrow shares are not met.

3.   Your illustrative examples indicating the number of securities to be issued to Lexington shareholders on an aggregate and per share basis are presented assuming the merger had been completed on December 31, 2012. On page 146, you disclose a recent sale of 4,285,718 shares of unregistered Lexington common stock at a price of $0.35 per share to

certain Lexington shareholders that occurred on February 1, 2013. Please provide us with your analysis as to whether the recent issuance of Lexington common stock would materially alter your illustrative examples.

4.   In discussing the accounting treatment of the merger, you disclose on page 175 that you believe Lexington is the accounting acquirer of DSS. Based on the information that you provided to us, it appears there is a risk that events subsequent to the shareholder vote and prior to the close of the merger may cause DSS to be deemed the accounting acquirer. Consider describing that possibility and any impact it could have on investors.

5.   In addition to the Bascom patents, DSS will acquire as a result of the merger at least $7.5 million in cash held by Lexington. On page 59, you indicate that you anticipate there will be $2,000,000 in legal fees related to the Lexington patents. Please tell us what consideration you have given to describing how the acquired cash will be used by the company.

Prospectus Cover Page

6.   The second paragraph of your prospectus cover page still contains a very dense and detailed description of the terms of your merger agreement and the securities that will be exchanged or issued upon the consummation of the merger agreement. Please consider condensing this paragraph into one or a few brief sentences and include a cross-reference to the detailed disclosure in the Merger Agreement section.

Risk Factors, page 45

7.   Please consider adding or revising one or more risk factors to address the risk that the value of the Bascom patents, which are Lexington's most significant assets, depends significantly on the success of your recent litigation proceedings. Further, describe any uncertainties associated with monetizing the patents through such litigation. For example, if these litigation proceedings are not successful and that would erode the value of the patents, consider making that clear in your disclosure.

The Merger

Background of the Merger, page 67

8.   Please revise to provide the disclosure required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. In particular, please provide a summary of the ipCapital analysis and report evaluated by the DSS board of directors in determining the fairness of the merger, as noted on page 74 and briefly described on pages 71 through 73. In addition, please file the report as an exhibit. Refer to Item 21(c) of Form S-4.

Lexington's Business, page 138

9.   It appears that Lexington has multiple fee agreements and arrangements tied to the potential revenue stream from the Bascom patents that should be described. For example, please describe and quantify the material terms of the arrangements with litigation law firms, Mr. Bascom's cash considerations pursuant to his agreement with Lexington, and the agreement with IP Navigation Group, which are referenced on pages 59 and 60. Further, please briefly describe these arrangements or agreements in your Summary section, or other appropriate places in your prospectus, so investors understand that significant portions of your anticipated future revenue stream to be derived from Lexington's intellectual property assets are shared or to be paid to third parties.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3457 with any questions relating to your registration statement. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
         Philip Jones, CFO